Exhibit 99.4

PERDIGÃO S.A.

PROPOSAL FROM THE BOARD OF DIRECTORS AND THE EXECUTIVE OFFICERS TO THE SPECIAL MEETING OF THE HOLDERS OF PREFERRED SHARES AND TO THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS TO BE HELD ON THE 8th DAY OF MARCH 2006.

Dear Shareholders,

The Management Perdigão S.A. (the “Company”) submits to you the following proposals to be considered at a Special Meeting of the Holders of Preferred Shares and at the ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS the purpose of which is to establish the basis for the sustained and continued growth of the business and activities of the Company.  The implementation of such proposals will ensure appropriate access to capital markets and increase the Company’s borrowing capacity and business development opportunities:

1. To approve an allocation of the Net Income for the 2005 Fiscal Year, as follows:

Fiscal Year Net Income to be allocated
Legal Reserve	R$	18,059,893.95
Reserve for Capital Increase	R$	72,239,575.81
Expansion Reserve	R$	162,609,209.29
Dividends	R$	13,489,200.00
Interest over Company Capital	R$	94,800,000.00
Total	R$	361,197,879.05

2. To confirm Board of Directors action taken on 06.20.2005, 12.19.2005 and 01.26.2006, subject to subsequent confirmation by the shareholders’ meeting, on a distribution of Shareholders’ Payout in a gross amount per share of R$1.04473514, R$1.08517650 and R$0.30306758, respectively, amounting to a gross payment of One Hundred Eight Million, Two Hundred Eighty-Nine Thousand and Two Hundred Reais (R$108,289,200.00) equivalent to 31.56% of the adjusted net income for the year, according to Section 202 of Law No. 6,404/76, as mandatory minimum dividend.

3. Conversion of all preferred shares of the Company into common shares, in the proportion of one preferred share to one common share;

4. Adherence by the Company to the New Market (Novo Mercado) regulations of the São Paulo Stock Exchange (“Bovespa”); and

5. Migration of the trading of shares of the capital stock of the Company to the New Market of Bovespa.

The objective of these proposals is the equalization of rights attaching to the shares of the capital stock of the Company.  We understand that adapting the share ownership structure of the Company to the best corporate governance procedures may bring, among others, the following benefits to the shareholders: (i) potential increased liquidity for all shares of the capital stock of the Company reflecting in their market value; (ii) extension of voting rights to all the shareholders — including the depositary for the ADR program, which will vote according to instructions from ADS holders — as all shares of the capital stock of the Company will be common shares, which will enable the Company adherence to the New Market of Bovespa; (iii) improvement of corporate governance practices and enhanced transparency of management acts.

In addition to being submitted to the consideration of the Special Shareholders’ Meeting of the Company, the proposal for conversion of all shares of the preferred stock of the Company into common shares depends on  approval by shareholders owning more than 50% of the preferred shares of the Company at a Special Meeting, as required by Section 136, Paragraph One of Law No. 6,404/76.

The preferred shares to be converted into common shares shall be entitled to the same rights and benefits that, pursuant to the Bylaws of the Company and prevailing statutory provisions, attach to existing common shares, including for the fiscal year 2006.

Conversion of all preferred shares of the capital stock of the Company into common shares, if approved at the Special Shareholders’ Meeting of the Company and at the Special Meeting of the holders of preferred shares, will entitle any shareholders objecting to such action who, at February 20, 2006 are the owners of preferred shares of the capital stock of the Company to exercise their right to dissent, against reimbursement of the shares, within a period of up to thirty (30) days from the date of publication of the minutes of the meeting at which such action is taken, and to demand payment for their shares at a value of R$27.52 per share, which corresponds to the shareholders’ equity value per share of the Company based on the balance sheet as of 12.31.2005, published on 02.03.2006, subject to approval at the Annual Ordinary Shareholders’ Meeting to be held on 03.08.2006.  Such payment to dissenting shareholders shall be payable only if the share conversion becomes effective.

Conversion of all preferred shares of the capital stock of the Company shall be conditioned on the confirmation thereof by the Board of Directors that the event pursuant to Section 137, Paragraph Three of Law No. 6,404/76 did not happen.

6. 200% of Stock Split Share – on the basis of a ratio of 1 (one share to 3(three) shares)

The purpose of such transaction is to reposition the price of the shares of the Company and enhance liquidity.  The stock split share will be at the rate of 200%, so for each share the shareholder will receive two new shares.

The effectiveness of the aforesaid share split will be conditioned on: (a) adherence by the Company to the New Market of Bovespa; and (b) confirmation by the Board of Directors that due to the conversion of preferred shares into common shares the event pursuant to Section 137, Paragraph Three of Law No. 6,404/76 did not happen.

7. Amendment  of the Bylaws of the Company

The objective of the proposed restatement of the Bylaws is to adapt the Bylaws to the action proposed to be taken in items (i) through (iv) above.

PROPOSAL AND JUSTIFICATION FROM THE BOARD OF DIRECTORS AND BOARD OF EXECUTIVE OFFICERS TO THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETINGS TO BE HELD ON 3RD DAY OF MARCH 2006

The effectiveness of the new Bylaws of the Company will be conditioned on: (a) adherence by the Company to the New Market of Bovespa; and (b) confirmation by the Board of Directors of the foregoing conversion of preferred shares into common shares since the event pursuant to Section 137, Paragraph Three of Law No. 6,404/76 did not happen.

The document attached hereto contains the full text of the proposed new Bylaws of the Company.

8. To recommend the compensation of the Management for the current year in an aggregate annual amount not to exceed R$2,366,209.00, including the additional compensation payment in the month of December.

The foregoing constitutes the proposal which the Board expects will be approved by the shareholders.

Any shareholders of the Company who are interested in having access to or clarifying any doubts about the foregoing proposals shall contact the Company Office of Investor Relations at (5511) 3718-5301/5306/5791/5495 or by e-mail at acoes@perdigao.com.br.

São Paulo, February 17, 2006.

EGGON JOÃO DA SILVA	LUIS CARLOS FERNÁNDES AFONSO

FRANCISCO FERREIRA ALEXANDRE	JAIME HUGO PATALANO

WILSON CARLOS DUARTE DELFINO	FRANCISCO FRANÇUY VENANCIO BRAGA

CLAUDIO SALGUEIRO GARCIA MUNHOZ